Exhibit 19.1

SECURITY FEDERAL CORPORATION

POLICIES AND PROCEDURES GOVERNING TRADING IN SECURITIES AND CONFIDENTIALITY OF INSIDE INFORMATION

FOR OFFICERS, DIRECTORS and EMPLOYEES

Summary. The Securities and Exchange Commission ("SEC") and private attorneys have been, and continue to be, active in the enforcement of the insider trading laws. The purpose of this policy is to avoid even the appearance of improper conduct on the part of officers, directors and employees of Security Federal Corporation and its subsidiaries (collectively, the "Corporation"), as well as their household members, family members and controlled entities, as defined below. This policy governs transactions in the Corporation's securities, and the handling of confidential information about the Corporation and the companies with which it does business.

Material Nonpublic Information. As officers, directors and employees of a financial institution and a publicly traded company, we have a legal obligation to maintain the confidentiality of nonpublic information obtained in the course of our business. This obligation precludes the use by officers, directors and employees, for direct or indirect personal gain or profit, of nonpublic information (also known as inside information) received in connection with our business activities.

The engagement in securities transactions while aware of material nonpublic information (insider trading) or the communication of such information to others who engage in securities trading (tipping) violates the federal securities laws. Such violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the SEC, criminal and civil prosecution, disgorgement of any profits realized or losses avoided through the use of the nonpublic information, penalties of up to three times such profits or losses, whichever is greater, criminal penalties of up to 25 years in prison and/or a fine of up to $5 million and exposure to additional liability in private actions. While the regulatory and law enforcement agencies typically concentrate their efforts on the individuals who trade, or who provide inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel. As a result, insider trading violations expose the Corporation, its directors, officers and other personnel acting in supervisory capacities to civil liabilities and penalties for the actions of employees under their control who engage in insider trading violations.

The SEC has adopted a rule for fair disclosure, Regulation FD, which prohibits selective disclosure of material nonpublic information by U.S. public companies, such as the Corporation. In particular, Regulation FD applies to disclosures made by the Corporation, or any person acting on its behalf, such as an executive officer, director, investor relations or public relations officer, and any other officer, employee or agent of the Corporation who regularly communicates with securities market professionals or stockholders of the Corporation. Violations of Regulation FD can subject a company, or persons acting on its behalf, to SEC enforcement action, fines and other penalties. The SEC has indicated that the establishment of "an appropriate policy, and the issuer’s adherence to it, may often be relevant in determining the issuer's intent with regard to selective disclosure."

The Corporation, therefore, has adopted this policy to ensure that material nonpublic information will not be used by officers, directors and employees (or their affiliates), that such persons comply with federal and state securities laws restricting trading in the Corporation's securities and that the confidentiality of information we receive in the course of our business is maintained. Strict compliance with this policy is expected of all officers and directors and their affiliates, and any infringement thereof may result in sanctions.

Persons/Entities Subject to the Policy. This policy applies to all officers, directors and employees of the Corporation and its subsidiaries ("Insiders"). It also applies to all family members or other persons who live in an Insider's household (including children away at school), and any family members who do not live in the Insider's household but whose transactions in the Corporation's securities the Insider directs, influences or controls (collectively, "Family Members"). Each Insider is responsible for the transactions of Family Members and should make them aware of the need to discuss with the Insider any trades in the Corporation's securities before they occur.

This policy also applies to any entities controlled or influenced by an Insider, including any corporations, partnerships or trusts ("Controlled Entities"), and transactions by Controlled Entities should be treated under this policy and applicable securities laws as if they were for the Insider's own account.

Securities Subject to the Policy. As used in this policy, the term "securities" includes common stock, options to purchase common stock and any other securities such as preferred stock, trust preferred securities, warrants and debt securities, as well as derivative securities, such as exchange-traded options.

1.    THE BASIC TRADING POLICY - No trading by Insiders, Family Members or Controlled Entities (i) during the period beginning four weeks prior to the end of the fiscal quarter or year and continuing until two complete business days after the public release of earnings for such period, and (ii) while they possess material nonpublic information concerning either the Corporation or any other company with which the Corporation has business dealings and continuing until two complete business days after the public release of such information or until such information is no longer material.

No Insider, Family Member or Controlled Entity may purchase or sell (or recommend that anyone else purchase or sell) any security issued by the Corporation during the period beginning four weeks prior to the end of the fiscal quarter or the fiscal year end and continuing until two business days after the release of the Corporation's earnings for such period.

No Insider, Family Member or Controlled Entity may purchase or sell (or recommend that anyone else purchase or sell) any security, whether or not issued by the Corporation or a company with which the Corporation has a business relationship, while such person possesses material nonpublic information concerning such company and continuing until two complete business days after the public release of such information or until such information is no longer material. As a corollary to this policy, any person with knowledge of material nonpublic information acquired in the course of the Corporation's business may not communicate to any person outside the Corporation or to a Corporation employee who does not have a need to know such information in connection with the performance of his or her duties to the Corporation.

"Material information" means information relating to any company with publicly traded securities (including but not limited to the Corporation), the public dissemination of which likely would affect the market price of any of its securities, or which likely would be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. Any information that could be expected to affect a company's stock price, whether it is positive or negative, should be considered. Materiality is based on an assessment of the facts and circumstances. While it is impossible to list all types of information that might be deemed material under particular circumstances, information dealing with the following subjects is often found material:

●	earnings estimates or results, including changes to previously announced earnings guidance;
●	a change in dividend policy or the declaration of a stock split;
●	proposals or plans for acquisitions, including mergers and tender offers;
●	sales of substantial assets;
●	changes in debt ratings;
●	securities offerings or the establishment of a repurchase program for Corporation securities;
●	significant operational issues, including write-downs of assets, additions to reserves for bad debts or contingent liabilities or changes in non-performing assets;
●	liquidity problems;
●	significant management developments;
●	major pricing or marketing changes;
●	cybersecurity risks and incidents including vulnerabilities or breaches;
●	pending or threatened significant litigation or regulatory developments, including investigations by governmental bodies;
●	a change in auditors or notification that the auditor's reports may no longer be relied upon;
●	significant expansion of operations, whether geographic or otherwise;
●	cybersecurity risks and incidents, including vulnerabilities or breaches; and
●	any other information, which, if known, would likely influence the decisions of investors.

Information about a company generally is not material if its public dissemination would not have an impact on the price of the company's publicly traded securities. Whether information is material will depend on the particular facts and circumstances. When doubt exists as to whether non-public information is material, insiders should presume that it is.

Information that has not been disclosed to the public generally is nonpublic. To show that information is public, you should be able to point to some evidence that it has been widely disseminated. Information generally would be deemed widely disseminated if it has been disclosed, for example, in the Dow Jones broad tape; news wire services such as AP, UPI, or Reuters; radio or television; newspapers or magazines; or widely circulated public disclosure documents filed with the SEC, such as prospectuses or proxies.

"Nonpublic information" includes information available only to a select group of analysts, brokers or institutional investors and undisclosed facts that are the subject of rumors, even if the rumors are widely circulated.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Corporation or any employee or director of the Corporation does not constitute legal advice or insulate an individual from liability under applicable securities laws.

Exceptions. This policy does not apply to the following transactions, except as specifically noted:

Stock Option Exercises. This policy does not apply to the exercise of employee stock options. The policy does apply to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

401(k) Plan. This policy does not apply to purchases of Corporation securities in the Corporation's resulting from periodic contributions of money to the plan pursuant to a payroll deduction election.

Employee Stock Purchase Plan. This policy does not apply to purchases of Corporation securities in the employee stock purchase plan resulting from periodic contributions of money to the plan pursuant to the election made at the time of enrollment in the plan but the policy does apply to the sale of shares purchased in the Employee Stock Purchase Plan.

2.	PROHIBITION AGAINST SHORT-TERM TRADING IN THE SECURITIES

The Corporation has a policy against short-term trading by Insiders, Family Members and Controlled Entities in the securities of the Corporation or our customers, including short sales of, and options for, such securities. Insiders, Family Members and Controlled Entities who purchase securities of the Corporation or a customer are expected to retain such securities for at least six months. Sale of such securities prior to the expiration of the six-month period will be deemed an infringement of this policy unless such sale has been approved by the appropriate officer based upon a significant and unexpected change in the financial circumstances of the purchaser, such as that occasioned by the death or serious illness of a family member or other substantial justification, subject to the limitations on purchases and sales by officers and directors outlined in Section 3 below.

3.	ADDITIONAL RESTRICTIONS APPLICABLE TO EXECUTIVE OFFICERS AND DIRECTORS

A.	RESALE RESTRICTIONS

The Securities Act of 1933 requires every person who offers or sells securities to register such securities with the SEC unless an exemption from registration is available. An exemption frequently relied upon by executive officers and directors for public sales of securities of their companies is Rule 144 under the 1933 Act. The rule is available for public sales by any person of "restricted securities" (i.e., securities acquired in a private offering or certain other types of exempt offerings) and for sales by controlling persons (known as "affiliates") of any securities, whether restricted or unrestricted.

Requirements of Rule 144. Rule 144 contains five conditions, although the applicability of some of these conditions will depend on the circumstances of the sale:

1.    Current Public Information. Current information about the Corporation must be publicly available at the time of sale. The Corporation's periodic reports filed with the SEC ordinarily satisfies this requirement.

2.    Holding Period. Restricted securities must be held and fully paid for by the seller for a period of six months prior to sale. The holding period requirement, however, does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the 1933 Act. In some cases, such as those involving gifts or bequests, the holding period of another person can be "tacked" to the seller's holding period for computation purposes.

3.    Volume Limitations. The amount of securities which can be sold during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class, or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the filing of the notice of sale referred to below.

4.    Manner of Sale. The securities must be sold in unsolicited brokers' transactions or directly to a market-maker.

5.    Notice of Sale. The seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

Treatment of Gifts. Bona fide gifts are not deemed to involve sales of stock, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor for a period of up to two years following the gift, depending on the circumstances.

B.	PRIVATE SALES

Directors and officers also may sell securities in a private transaction. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he is acquiring restricted securities that must be held for at least six months before the securities will be eligible for resale to the public under Rule 144. It is recommended that you consult with counsel prior to engaging in any private sale of the Corporation's securities.

C.	RESTRICTIONS ON PURCHASES OF COMPANY SECURITIES

In order to prevent market manipulation, the SEC has adopted Regulation M and Rule 10b-18 under the 1934 Act. Regulation M generally prohibits the Corporation or any of its affiliates from buying the Corporation's stock in the open market during certain periods while a public offering is taking place. Rule 10b-18 sets forth guidelines for purchases of the Corporation's stock by the Corporation or its affiliates while a stock repurchase program is occurring. While the guidelines are optional, compliance with them provides immunity from a stock manipulation charge. You should consult with the Corporation if you desire to make purchases of the Corporation's stock during any period that the Corporation is making a public offering or buying stock from the public.

D.	DISGORGEMENT OF PROFITS ON SHORT-SWING TRANSACTIONS

Section 16 of the 1934 Act applies to directors and executive officers of the Corporation and to any person owning more than ten percent of any registered class of the Corporation's equity securities. It is intended to deter such persons (collectively referred to below as “insiders") from misusing confidential information about their companies for personal trading gain. The general effect of Section 16 is to restrict the trading activities of insiders with respect to the securities of their companies by requiring public disclosure under Section 16(a) of their trades, permitting the recovery under Section 16(b) of any profits realized by them on certain transactions, and prohibiting them under Section 16(c) from engaging in short sales. The methods employed by Section 16 are separately discussed below.

Recovery of Short-Swing Profits. Under 16(b), any profit realized by an insider on a "short-swing" transaction (i.e., a purchase and sale, or sale and purchase, of the Corporation's equity securities within a period of less than six months) must be disgorged to the Corporation upon demand by the Corporation or a stockholder acting on its behalf. By law, the Corporation cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.

Strict Liability Provision. Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized profits on a short-swing transaction. When computing recoverable profits on multiple purchases and sales within a six-month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits.

Broad Application. The terms "purchase" and "sale" are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members) whose securities are deemed to be beneficially owned by the insider.

Limitations on Liability. The SEC has mitigated the impact of Section 16(b) in some situations by providing exemptions from liability (such as those for transactions under certain employee benefit plans). Further, the courts have indicated that it is permissible for insiders to structure their transactions to avoid the application of Section 16(b). We suggest that before engaging in any transaction involving the Corporation's equity securities, directors and executive officers consult with the CEO to discuss the potential applicability of Section 16(b).

E.	PROHIBITION ON SHORT SALES

Under Section 16(c), insiders are prohibited from effecting "short sales" of the Corporation's equity securities. A "short sale" is one involving securities that the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale.

F.         MARGIN ACCOUNTS AND PLEDGES

Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you hold the Corporation's securities in a margin account or otherwise pledge the Corporation's securities as collateral for a loan, you should be aware that doing so carries with it the risk of insider trading liability if you fail to meet a margin call or if you default on the loan.

G.	NO TRADING DURING PENSION FUND BLACKOUT PERIOD

Regulation BTR (which stands for blackout trading restriction) prohibits executive officers and directors from trading in issuer equity securities acquired in connection with employment as an executive officer or service as a director when employees are not permitted to trade because of a pension fund blackout period. By law, the Corporation is required to give notice to executive officers and directors of upcoming blackout periods. Accordingly, executive officers and directors should know when blackout periods are in place.

H.	RULE 10b5-1 PLANS

Rule 10b5-1 allows individuals and issuers that trade Corporation common stock under a plan that was entered into in good faith at a time when the individual or issuer does not possess material nonpublic about the Corporation. Rule 10b5-1 plans are permitted under this policy but the requirements of 10b5-1 are complex and anyone planning to enter into such a plan should contact the CEO prior to doing so. In addition, anyone planning to enter into a Rule 10b5-1 plan should consider the illiquidity of the Corporation’s common stock before doing so.

I.	REGULATORY FILINGS

Each officer and director of the Corporation is responsible for any regulatory filings related to his or her stock ownership including, but not limited to, filings under the Change of Control Act, Bank Holding Company Act or related obligations. Form 4 filings should be coordinated with the Corporation as should any required Schedule 13D or Schedule 13G filings.

J.	POST TERMINATION TRANSACTIONS

This policy continues to apply to you as long as you are in possession of material non-public information even after you have terminated employment or service as a director. This mean that if you are award of material non-public information when your employment or service terminates, you may not trade in the Corporation’s securities until that information has become public or is no longer material, unless the trade occurs pursuant to a pre-approved Rule 10b5-1 trading plan established prior to the termination of your employment or service.

In addition, non-exempt transaction (such as open market purchases and sales) that occur after cessation of insider status may be reportable for Section 16 purposes, but only if they occur within six months of an opposite-way non-exempt transaction that you engaged in while still an insider.

4.	MAINTENANCE OF CONFIDENTIALITY OF NONPUBLIC INFORMATION OBTAINED FROM CUSTOMERS

All Insiders are expected to maintain the confidentiality of nonpublic information received by the Corporation in its business dealings or otherwise. Disclosure of such information to persons inside the Corporation who have no need to know of the information or persons outside the Corporation, whether or not in the form of a recommendation to purchase or sell the securities of the Corporation or a customer or the securities of any other publicly traded company with respect to which the Corporation has nonpublic information, is prohibited. You should not discuss confidential information within the hearing range of outsiders, including friends and relatives. It is particularly important to exercise care and refrain from discussing nonpublic information in public places, such as elevators, trains, taxis, airplanes, restrooms, restaurants, and other places where the discussions might be overheard, or through other means by which this information could be disseminated, such as in internet chat rooms, message boards or similar means.

5.	QUESTIONS

All questions relating to this policy should be addressed to the CEO of the Corporation or the President of the Corporation.